

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

March 22, 2006

Mr. James R. Buscemi
Chief Financial Officer
Hudson Technologies, Inc.
275 North Middletown Road
Pearl River, New York 10965

> **RE:** **Form 10-KSB for the Fiscal Year ended December 31, 2004**
> **Forms 10-QSB for the Fiscal Quarters ended March 31, 2005, June 30,**
> **2005 and September 30, 2005**
> **File No. 1-13412**

Dear Mr. Buscemi:

We have reviewed your response letter dated February 10, 2006 and have the
following additional comments. If you disagree with our comment, we will consider
your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-KSB for the year ended December 31, 2004</u>

<u>Financial Statements</u>

<u>Consolidated Statements of Operations, page 34</u>

1. We have reviewed your response to prior comment 4. Given that the $98,000 recorded as a gain on the sale of fixed assets represents approximately 24% of your operating income (loss) for the year ended December 31, 2004, it is not clear how you determined this amount is not material. Please revise your financial statements.

<u>Note 9 – Stockholders' Equity, page 42</u>

2. We have reviewed your response to comment 5. We remind you that note 4 to paragraph 5 of EITF 98-5 states that in circumstances in which convertible securities are issued with detachable warrants, you must first allocate the proceeds between the convertible instrument and the detachable warrants using the relative fair value method of Opinion 14 in order to determine the amount to be allocated to the beneficial conversion feature. For each convertible note issuance, please provide us with the calculation used to determine the amount that should be allocated to the convertible debt and the warrants as well as how you determined the amount to be allocated to the beneficial conversion feature. Your calculations should specifically show the number of common shares that the note is convertible into, the fair market value of your common stock on the date of each issuance, the conversion strike price of each note issued, and the resulting beneficial conversion amount for each note that you issued.

3. Please tell us the assumptions used in the Black-Scholes model to determine the $157,000 fair value of the note warrants.

4. We have reviewed your response to comment 6. Please revise your financial statements for the year ended December 31, 2003 to properly account for the Series A Preferred Stock. Please appropriately address the following:
    1. an explanatory paragraph in the reissued audit opinion,
    2. full compliance with APB 20, paragraphs 36 and 37,
    3. fully update all affected portions of the document, including MD&A, selected financial data, and quarterly financial data,
    4. updated certifications.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.

Sincerely,

Rufus Decker
Branch Chief